April 15, 2005

Via U.S. Mail and Facsimile (617) 646-7777

Mr. Robert T. Needham
K Capital Offshore Master Fund (U.S. Dollar), L.P., et al
75 Park Plaza
Boston, Massachusetts  02116
(617) 646-7728

Re:	OfficeMax Incorporated
      Schedule 14A filed by K Capital Offshore Master Fund on April 8, 2005
      Additional Materials filed April 11, 2005 and April 14, 2005 File No. 1-05057

Dear Mr. Needham:

      We have examined your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. If comments on one filing impact parallel disclosure in another, make corresponding changes to all affected documents. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the form of proxy indicates that you will vote the proxy for yourself and certain company nominees. Revise your Letter To Shareholders and form of proxy so that shareholders will know precisely for which company nominees their shares will be voted by comparing the full company slate with the list of company nominees for whom the proxy holder will not vote, and by indicating additional company nominees with respect to whom the shareholder wishes to withhold authority. See Securities Exchange Act Release No. 34-31326 (October 16, 1992). Note that you should revise the proxy statement to discuss the risk that the company`s nominees may not agree to serve with you if you are elected due to liability or other concerns.

2. Please disclose what you and Mr. Meyer believe should be done to address the purported "operational, management and financial" challenges and issues you reference. We note that you state that "In April 2005, we concluded that the Board would benefit by adding a person such as Mr. Meyer to the Board." You also reference "considering all options to protect and enhance shareholder value" and "break up the business and sell off one or more of its components." You should provide specific disclosure that can be evaluated by shareholders as to how you and your nominee would seek to address your concerns.

3. Given that you have retained The Blackstone Group as your financial advisor, state whether or not you made the determination that an "extraordinary corporate action, such as a break up or sale of the Company" is "required to realize the intrinsic value of the Company." If you have made the determination that such a break up or sale of the company should be pursued, you should provide the basis for such belief and a description of the transaction you believe should be briefly describe the transactions that should be pursued.

4. We note that on February 25, 2005, you notified the Company in writing that you "believe the Company`s current strategy has resulted in poor performance and that there are significant risks associated with the current strategy." Further, you "indicated that the Company should abandon its current strategy and seek to break up the business and sell one or more of its components to strategic or financial buyers in order to maximize the value of its common stock." Please state the basis for these conclusions.

5. Provide objective support for the factual allegations and the basis for your statements of belief that you make in your proxy statement. These statements include, but are not limited to, the following:

* "...election of a new, independent member to OfficeMax`s Board would be mutually beneficial to the Company and its shareholders." (page 2);

* "...a Board that continues to struggle with a number of operational, management and financial challenges." (page 2);

* "We believe that the election of a new, independent director will provide the Board with additional oversight and input in addressing its operations, management and financial issues and considering all operations that protect and enhance shareholder value." (page 2);

* "...electing Mr. Meyer to the Board should augment and enhance the independence of the Board." (page 2);

* "...our belief that extraordinary corporate action, such as a break up or sale of the Company may be required to realize the intrinsic value of the Company." (page 2);

* "...we continue to be concerned with the poor track record of the current Board and Management..." (April 11, 2005 press release);

* "Given the significant performance issues the Company continues to face, we are convinced that all shareholders will benefit from a fresh perspective on the Board." (April 11, 2005 press release);

* "Given OfficeMax`s weak performance and the significant and ongoing challenges that the Company has faced since Boise Cascade`s acquisition of OfficeMax..." (April 14, 2005 press release); and

* "...to improve the Company`s performance." (April 14, 2005 press release). Please note that there are merely some examples of statements requiring support. Review your entire preliminary proxy materials and additional materials to ensure that all such statements are adequately and objectively supported.

6. Please disclose the fact that your nominee, if elected, will represent only one member of a board comprised of up to 15 members (currently 13 members). Discuss the limitations on his ability to accomplish K Capitals` goals, given his minority status. Disclose how he, on his own, would influence Board decisions. You should make clear, with specific disclosure to shareholders, what actions, if any, Mr. Meyer would plan to take if elected in furtherance of your agenda. Such disclosure should consider the fact that unless Mr. Meyer persuades many other directors to join him, he would be unable to cause the Board to take or not to take any particular action.

Prior Contacts Between K Capital and The Company, page 2

7. We note that you assert that the company`s current strategy has resulted in "poor performance" and that there are "significant risks" associated with the company`s current strategy. You should identify the aspects of the company`s strategy with which you disagree, the basis for your determination that the performance is attributable to the company`s current strategy as opposed to other factors such as general economic or industry conditions. In addition, you should identify the "significant risks" to which you refer.

8. We note a number of references to "electing a new, independent director." These statements seem to imply that there are no independent directors currently on the board. Please revise your disclosure to indicate the existence of any independent director known to you and clarify whether the election of your nominee would increase the "independence" of the board or substitute one independent director for another. In this respect, it appears that Ms. Carolyn Tucker is a current independent director and the nominee that Mr. Meyer would seek to replace on the board.

9. We note your disclosure on your attempts to schedule a meeting with the company to discuss the issues that you raise in your February 25, 2005 correspondence to the company. You indicate that the company would not agree to meet prior to the company`s earnings release conference call scheduled for March 14, 2005.
You further state that as of April 8, 2005, no meeting between you and the company has occurred. These statements seem to imply that the company has refused to meet with you or respond to your proposals. Please revise this section to provide a balanced discussion of any communications, including email communications in which the company may have extended an invitation to you requesting specific proposals and prospective meetings.

10. Expand your disclosure relating to the analyses shared by Blackstone with K Capital, including a discussion of the "potential benefits" to which you refer. Also, discuss in greater detail the contact between Blackstone and K Capital and Blackstone and OfficeMax. Provide us with copies of any materials, including, for example, any written materials furnished in connection with a presentation by Blackstone and any reports, opinions, or appraisals related to the analyses performed by Blackstone. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This request would also include preliminary and final reports.

11. Expand your disclosure to explain how you concluded that "the Board would benefit by adding a person such as Mr. Meyer to the Board." Also, explain in what ways you feel his presence of the Board would be beneficial to the Company. We may have further comment.

12. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders` understanding of the basis for and limitations on the projected realizable values. For example, we note that The Blackstone Group was engaged to perform business and financial analysis and valuations of the company and communicate with shareholders, among others, regarding the value of the company`s common stock and the company`s possible strategic alternatives. Did Blackstone discuss values with the shareholders? Advise the Staff, with a view toward disclosure, what values were discussed and how such values were determined. In addition, advise the Staff what consideration, if any, you gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

13. Provide us with a brief legal analysis as to whether or not Blackstone, as a result of its communication with the company`s shareholders with respect to the value of their investment in the company, is a "participant" in your solicitation of proxies. If so, you should disclose Blackstone as such and include all disclosures required of a participant pursuant to Item 5(b) of
Schedule 14A with respect to Blackstone.  RC: Comment modified.

Why you should vote for K Capital`s Proposals, page 3

14. It appears that you should revise this heading to reference your nomination of Mr. Meyer as a candidate to stand for election to the board of directors. In the alternative, please explain to us how this nomination constitutes "proposals."

Matters to be Considered at the Annual Meeting, page 3
Biographical Information, page 3

15. We note that you disclose that Mr. Meyer was formerly the chairman of the board and president of Ermis Maritime Holdings Limited, a private holding company ("Ermis"). Please confirm, if true, that Mr. Meyer is or was the majority owner of Ermis. As a majority owner of Ermis, Mr. Meyer may have been able to control the election of directors and, in turn, the appointment of officers of Ermis. You should disclose any majority ownership Mr. Meyer has Or had to balance the disclosure of his previously held positions.

K Capital Recommends that You Vote "for" Mr. Meyer on the Enclosed Green Proxy Card, page 4

16. We note that you state that Mr. Meyer has not had any "material business relationships" with the company or K Capital over the past five years. It appears that this statement is intended to address the requirements of Item 5(b)(xi) of Schedule 14A, which refers to the disclosures mandated by Item 404(a) of Regulation S-K. You should address the specific $60,000 materiality threshold of Item 404(a) of Regulation S-K.

17. You state that you do not have any arrangement or understanding with Mr. Meyer with respect to any future employment or with respect to any future transactions to which you or your affiliates would be a party. You should address, however, whether there is an understanding or arrangement pursuant to which you nominated Mr. Meyer. Please see Item 401(a) of Regulation S-K and Instruction 5 to such item.

Voting of Proxies and Related Matters, page 5

18. Explain how and why you have chosen not to support Carolyn M.
Ticknor, but do not oppose the company`s other nominees.

Shares of the Company held by K Capital, Its Nominees and Certain
Other Persons, page 6

19. Please correct your heading to indicate your single "nominee." You should further correct the reference to "any nominee" on your proxy card. You have chosen to nominate only one candidate, and can replace only that candidate if he is unable or declines to serve as director.

20. Advise us, with a view toward revised disclosure, whether K
Capital has engaged in any hedging transaction with respect to securities reported as being beneficially owned. Refer to Item
5(b)(1) of Schedule 14A.

Ownership of More Than 5% of OfficeMax Stock, page 9

21. Revise your table, particularly the columns relating to the Employees Stock Ownership Plan (ESOP), to accurately reflect the disclosure in the Company`s definitive proxy materials filed on April 1, 2005. As currently disclosed in your preliminary proxy statement, the voting power column for ESOP appears to be inaccurate.

Solicitation and Expenses, page 10

22. We note that solicitations will be made by mail, personal interview, telephone, telegram, facsimile, and the internet. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

23. Please disclose whether you will seek reimbursement from the company for your expenses for proxy solicitation, and if so, whether the question of such reimbursement will be submitted to a vote of the company`s shareholders.

Persons Who May be Deemed to be Participants in Addition to K
Capital

24. Please provide us with a brief legal analysis in support of the apparent conclusion that the persons identified are not participants and may properly be identified as possibly being deemed to be participants. In addition, advise us, with a view toward disclosure, why Mr. Meyer and the parties identified in this section have not been identified on the cover of Schedule 14A as parties filing the proxy statement.

Closing Comments

      File revised proxy materials as necessary and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me at (202) 942-2903 or Melinda Kramer at
(202) 942-1938.

						Very truly yours,



						Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions